Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Ratio of Earnings to Fixed Charges
Thermo Fisher Scientific Inc.
     The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands, except ratio):

	Six
	Months
	Ended
	July 2,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
	(unaudited)
Earnings:
Pre-tax income (loss) from continuing operations	$554.6	$1,105.7	$880.4	$1,092.9	$832.2	$196.0
Add:
Fixed charges less capitalized interest	87.4	125.8	153.9	187.5	192.5	71.8

TOTAL EARNINGS	$642.0	$1,231.5	$1,034.3	$1,280.4	$1,024.7	$267.8

Fixed charges:
Interest expense	$66.7	$84.7	$118.0	$151.5	$160.4	$55.6
Estimate of interest in rent expense (1)	20.7	41.1	35.9	36.0	32.1	16.2

TOTAL FIXED CHARGES	$87.4	$125.8	$153.9	$187.5	$192.5	$71.8

RATIO OF EARNINGS TO FIXED CHARGES	7.3	9.8	6.7	6.8	5.3	3.7

(1)	We estimate that the interest component of rent expense approximates one-third of such expense.